UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-39547

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Boqii Holding Limited

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Room 1203, 12th Floor, Building T1, Smart Cloud, No. 1, Lane 235, Yubei Road
Pudong New District, Shanghai 201204
The People’s Republic of China
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

In connection with an annual general meeting of shareholders (the “Meeting”) of Boqii Holding Limited, a Cayman Islands company (the “Company”), the Company hereby furnishes the notice and proxy statement of the Meeting and the form of proxy card as Exhibits 99.1 and 99.2 hereto, respectively.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice and Proxy Statement of the Meeting, dated April 20, 2026, to be mailed to shareholders of the Company in connection with the Meeting
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boqii Holding Limited
	By:	/s/ Yingzhi (Lisa) Tang
	Name:	Yingzhi (Lisa) Tang
	Title:	Co-Chief Executive Officer and Chief Financial Officer
Date: April 20, 2026

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